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SECURITI MISSION

14048990

* MR

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SEC FILE NUMBER
8-39729

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Buxton Farm Road, Suite 300
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, LLP
(Name - *if individual, state last, first, middle name)*

5 W. 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/26/14

OATH OR AFFIRMATION

I, Scott Frisoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Securities, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/CEO

Title

Notary Public

My Commission Expires
July 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACCESS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Access Securities, LLC
Statement of Financial Condition
December 31, 2013

Contents

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Access Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Access Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 27, 2014

Access Securities, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	67,845
Investments in securities, at fair value		385,092
Receivable from brokers and clearing organizations		1,444,981
Security deposits and other receivables		353,871
Leasehold improvements, net of accumulated amortization of $42,125		5,631
Prepaid expenses and other assets		36,669
Total Assets	$	2,294,089
Liabilities and Member's Equity		
Liabilities:		
Investments in securities sold short, at fair value	$	1,478
Accounts payable and accrued expenses		893,884
Total Liabilities		895,362
Member's equity		1,398,727
Total Liabilities and Member's Equity	$	2,294,089

The accompanying notes are an integral part of this financial statement.

Access Securities, LLC
Notes to the Statement of Financial Condition
December 31, 2013

1. Organization and Nature of Business

Access Securities, LLC (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of estimates and assumptions – The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

Cash and Cash Equivalents - Cash equivalents consists of highly liquid investments with maturities of three months or less.

Fixed Assets - The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

Investments in Securities – The Company values investments in equity securities, securities sold short and option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net trading gain on the statement of income.

Income Taxes – The Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on its income tax return its distributive share of taxable income or loss of the Company. The Company is no longer subject to federal, state or local tax examinations by authorities for years before 2010.

2. Summary of Significant Accounting Polices (continued)

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 under (k)(2)(ii) as the Company does not hold any customers' funds or securities.

3. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Equities	$ 361,543	$ -	$ -	$ 361,543
Options	23,550	-	-	23,550
	$ 385,093	$ -	$ -	$ 385,093

4. Market and Counterparty Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

5. Commitments and Contingencies

The Company operates at office facilities under a lease expiring April, 2016. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

The future annual lease payments for the years ending December 31 are as follows:

2014	$	152,523
2015		153,256
2016		44,636
	$	350,415

6. Concentrations of Credit Risk

At December 31, 2013, the investments in securities, receivables from brokers and clearing organizations, and investments in securities sold short reflected in the statement of financial condition are primarily held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers.

During the course of the year ended December 31, 2013, the bank balances on occasion were in excess of the FDIC insurance limit. No events have been identified which have been defined material.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission Uniform Net Capital Rule (Regulation 1.17), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $1,027,663 which was $891,163 in excess of its required net capital of $136,500. The Company's net capital ratio was 0.87 to 1.

8. Subsequent Events

The Company has evaluated events occurring from January 1, 2014 to February 27, 2014, which is the date on which the financial statements were available to be issued for events requiring disclosure in these financial statements.